Exhibit 99.2
FREESEAS INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Number

Condensed Consolidated Balance Sheets as of June 30, 2007 (unaudited) and December 31, 2006	F-2

Unaudited Condensed Consolidated Statements of Operations for the Three Months and Six Months ended June 30, 2007 and 2006	F-3

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2007 and 2006	F-4

Notes to Condensed Consolidated Financial Statements	F-5

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	June 30, 2007
	(Unaudited)	December 31, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,672	$372
Trade receivables, net	425	278
Insurance claims	207	485
Due from related party	513	40
Inventories	165	242
Prepayments and other	124	—

Total current assets	9,106	1,417

Advances for acquisition of vessels	11,400	—
Fixed assets, net	10,268	19,369
Deferred charges, net	2,030	2,300

Total Assets	$32,804	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,598	$2,003
Accrued liabilities	866	1,515
Unearned revenue	244	179
Shareholders’ loans, current portion	1,864	1,218
Bank overdraft	—	2,000
Long-term debt, current portion	2,000	3,345

Total current liabilities	6,572	10,260

Shareholders’ loans, net of current portion	12,193	1,334
Long-term debt, net of current portion	2,500	4,485

Total long-term liabilities	14,693	5,819

SHAREHOLDERS’ EQUITY
Preferred shares (5,000,000 shares authorized with par value $0.001, none issued and outstanding at June 30, 2007 and December 31, 2006)	—	—
Common shares (40,000,000 shares authorized with par value $0.001, 6,290,100 issued and outstanding at June 30, 2007 and December 31, 2006)	6	6
Additional paid-in capital	11,612	9,703
Retained (deficit)	(79)	(2,702)
Total shareholders’ equity	11,539	7,007

Total liabilities and shareholders’ equity	$32,804	$23,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES	$3,562	$2,986	$7,830	$5,430

OPERATING EXPENSES:
Vessel operating expenses	(899)	(1,033)	(2,313)	(2,065)
Voyage expenses	(37)	(49)	(39)	(686)
Depreciation expense	(655)	(1,081)	(1,467)	(2,221)
Amortization of deferred charges	(123)	(112)	(318)	(222)
Management fees to a related party	(225)	(135)	(360)	(270)
Commissions	(225)	(185)	(482)	(349)
Stock-based compensation expense	(25)	(216)	(50)	(379)
General and administrative expenses	(640)	(390)	(982)	(822)
Gain on sale of vessel	1,369	—	1,369	—

Income (loss) from operations	$2,102	$(215)	$3,188	$(1,584)

OTHER INCOME (EXPENSE):
Finance costs	$(414)	$(265)	$(633)	$(511)
Interest income	39	2	39	13
Other	(17)	(125)	29	(176)

Other (expense)	$(392)	$(388)	$(565)	$(674)

Net income (loss)	$1,710	$(603)	$2,623	$(2,258)

Basic earnings (loss) per share	$0.27	$(0.10)	$0.42	$(0.36)
Diluted earnings (loss) per share	$0.25	$(0.10)	$0.41	$(0.36)
Basic weighted average number of shares	6,290,100	6,290,100	6,290,100	6,290,100
Diluted weighted average number of shares	6,921,050	6,290,100	6,476,315	6,290,100
The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$2,623	$(2,258)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,467	2,221
Amortization of deferred charges	397	258
Amortization of debt discount	114	40
Deferred charges	—	(481)
Stock-based compensation expense	50	379
(Gain) on sale of vessel	(1,369)	—
Changes in:
Trade receivables	(147)	(387)
Inventories	77	(30)
Due from related party	(473)	(89)
Insurance claims	278	313
Accounts payable	(405)	790
Unearned revenue	65	79
Accrued liabilities	(649)	(597)
Other liabilities	—	(154)
Prepayments and other	(124)	(375)

Net Cash from (Used in) Operating Activities	$1,904	$(291)

Cash Flows from Investing Activities:
Advances for vessels acquisitions	(11,400)	—
Cash from sale of vessel, net	10,606	—

Net Cash Used in Investing Activities	$(794)	$—

Cash Flows from Financing Activities:
Net movement in bank overdraft	(2,000)	2,000
Proceeds from long-term debt	2,470	—
Payments of long-term debt	(5,800)	(4,170)
Payments of shareholders loans	(750)	(250)
Proceeds from shareholder loan	14,000	—
Deferred financing cost	(1,730)	—

Net Cash from (Used in) Financing Activities	$6,190	$(2,420)

Net increase (decrease) in cash in hand and at bank	$7,300	$(2,711)
Cash and cash equivalents, beginning of period	372	3,285

Cash and cash equivalents, end of period	$7,672	$574

Supplemental Cash Flow Information:
Cash paid for interest	$229	$430
Non-cash shareholder contributions	$44	$11
The accompanying notes are an integral part of these condensed consolidated financial statements.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
1. Interim Financial Statements
The unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. required to be consolidated in accordance with U.S. generally accepted accounting principles. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2006 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.
The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007 and 2006 included herein have been prepared in accordance with Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain only normal reoccurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2007, and the results of its operations for the three and six months ended June 30, 2007 and 2006, and the results of its cash flows for the six months ended June 30, 2007 and 2006.
2. Organization
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies Adventure Two S.A., Adventure Three S.A., Adventure Four S.A., Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the six month period ended June 30, 2007, the Group owned and operated three Handysize drybulk carriers, one of which was sold on April 27, 2007. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below:
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
Adventure Five S.A.
Adventure Six S.A.
Adventure Seven S.A.
Adventure Eight S.A.
The two drybulk carriers that were owned at June 30, 2007, the M/V Free Destiny and the M/V Free Envoy, owned respectively by Adventure Two S.A. and Adventure Three S.A. were purchased by these vessel-owning subsidiaries on August 3, 2004 and September 20, 2004, respectively, from unrelated third parties. Adventure Four S.A., owner of the M/V Free Fighter, sold that vessel on April 27, 2007.
The Company organized each of Adventure Five, S.A., Adventure Six, S.A., Adventure Seven, S.A. and Adventure Eight, S.A. for the purpose of purchasing additional vessels. Adventure Six, S.A. and Adventure Seven, S.A. purchased the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively. Adventure Five, S.A. has entered into a memorandum of agreement to purchase the M/V Free Goddess, which the Company expects will be delivered in October 2007. Adventure Seven, S.A. is available for the purchase of an additional vessel in the future. See Note 16 — Subsequent Events.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
3. New Accounting Policy
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company’s tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our future consolidated financial statements.
4. Fixed Assets, Net

		Accumulated
	Vessel Cost	depreciation	Net book value
December 31, 2006	$28,273	$(8,904)	$19,369
Depreciation	—	(1,467)	(1,467)
Disposal of vessel	(11,213)	3,579	(7,634)

June 30, 2007	$17,060	$(6,792)	$10,268

The estimated useful life of the M/V Free Fighter was changed to 30 years from 27 years. The change took effect during the three months ended March 31, 2007. As a result of this change, depreciation expense for the M/V Free Fighter for the three and six months ended June 30, 2007 was reduced by approximately $292 and $382, respectively. In addition, net income was increased by the same amount. Basic earnings per share in the three and six month period ended June 30, 2007 was also increased by $0.05 and $0.06, respectively, as a result. The M/V Free Fighter was sold on April 27, 2007 and the relative cost and accumulated depreciation were reversed.
5. Advances for Acquisition of Vessels
As of June 30, 2007, advances were made for the acquisition of four vessels in the amount of $11,400, $4,250 of which was refunded to the Company after the cancellation of the purchase of two vessels on July 27, 2007, as explained below in Note 16 — Subsequent Events.
6. Deferred Charges, Net

	Dry-docking	Special survey	Financing
	costs	costs	costs	Total
December 31, 2006	$730	$1,453	$117	$2,300
Additions	—	—	1,730	1,730
Written-off	(323)	(1,234)	(46)	(1,603)
Amortization	(168)	(150)	(79)	(397)

June 30, 2007	$239	$69	$1,722	$2,030

The amortization of vessels’ dry-docking, special surveys and financing costs was $185 and $131 and $397 and $258 for the three and six months ended June 30, 2007 and 2006, respectively. During both the three and six month period ending June 30, 2007 the deferred financing fees incurred in connection with the new credit facilities for new vessel acquisitions, described below in Note 16 — Subsequent Events, were $1,730. The unamortized balance of deferred charges for the M/V Free Fighter was written off in connection with the sale of that vessel and was included in the gain from this transaction.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
7. Accrued Liabilities
Accrued liabilities comprise the following amounts:

	June 30, 2007	December 31, 2006
Accrued wages	$198	$28
Accrued interest	124	42
Accrued insurance and related liabilities	227	226
Accrued dry-docking and special survey costs	—	865
Accrued financial advisory costs	243	155
Other accrued liabilities	74	199

Total	$866	$1,515

8. Long-Term Debt
In January 2007, the Company drew down Advance B of $2,470 of the loan with First Business Bank to repay the overdraft facility of $2,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. The remaining balance of $470 was used to finance the special survey and dry-docking costs of the M/V Free Fighter. On April 27, 2007, Adventure Four S.A. sold the M/V Free Fighter for gross proceeds of $11,075 and net proceeds of $10,606 after deducting selling costs, which the Company partly used to repay the outstanding loan with First Business Bank of $4,485.
In addition to the repayment of the loan from First Business Bank, during the six months ended June 30, 2007 the Company repaid a total of $1,315 of its long-term debt.
9. Shareholders’ Loans
On May 7, 2007, the Company entered into a promissory note in the principal amount of $14,000 in connection with an unsecured loan from one of the Company’s principal shareholders, in order to partly finance the purchase of four identified secondhand bulk carriers (see Note 2 above and Note 16 — Subsequent Events below). This unsecured shareholder loan accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000 in an offering of the Company’s common stock or other equity securities or securities convertible into or exchangeable for the Company’s equity securities, or (iii) the date of acceleration due to a default of the amounts due under the note. Pursuant to the terms of the loan, the Company agreed to issue to the note holder 50,000 warrants for every $1,000 drawn down under the loan. The warrants expire five years from the date of issuance and have an exercise price of $5.00 per share. On May 8, 2007, the Company drew down $5,500 from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement entered into on May 1, 2007 for the acquisition of four vessels. On June 22, 2007, the Company drew down the remaining $8,500 from the shareholder loan in anticipation of taking delivery of the first of the four vessels under the memoranda of agreement entered into on May 1, 2007. See Note 16 — Subsequent Events. As of June 30, 2007, the Company has issued to the shareholder 700,000 warrants as described above in connection with such draw downs.
The warrants described above qualify for equity classification and are recorded in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Accordingly, the proceeds from draw downs and corresponding warrant issuances are allocated to the debt and the warrants based on their relative fair values as of the date of draw down as determined by an independent valuator. The $1,865 valued portion of the proceeds allocated to the warrants is accounted for as additional paid-in capital. The corresponding discount on the debt is amortized over the life of the note, using the effective interest rate method, and accounted for as interest expense. For both the three and six months ended June 30, 2007, the amortization of the debt discount amounted to $58. The warrants contain a provision whereby shares of the Company’s common stock can be delivered in payment of the exercise price instead of cash.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
10. Related Party Transactions
All the active vessels listed in Note 2 receive management services from Free Bulkers, pursuant to a ship management agreement between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly management fee of $15 based on a thirty day month commencing on the date the related memorandum of agreement is signed. FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet.
The total management fee for the three and six months ended June 30, 2007 and 2006 amounted to $225 and $135 and $360 and $270, respectively. The related expenses are separately reflected in the accompanying condensed consolidated statements of operations. According to the relative management agreements, beginning on May 1, 2007, Free Bulkers charged $15 monthly representing management fees for the four new subsidiary companies which are described in Note 2.
The balance due from related parties was $513 and $40 at June 30, 2007 and December 31, 2006, respectively.
On February 5, 2007, the Company entered into an agreement with Free Bulkers pursuant to which the Company uses certain office space. The annual expense under such agreement is $63 (based on an exchange rate of $1.37 to €1.00) for the first eleven months. Thereafter, the rent is adjusted on an annual basis.
In September 2007, the Company entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers will provide to the Company services related to its accounting and financial reporting obligations, including the Company’s internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services is $300 per year payable quarterly. This agreement is for an initial term of 12 months.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, the Company’s chief executive officer (the “CEO”) and president, is an employee of Aquavita International. Free Bulkers and Safbulk use Aquavita International from time to time as one of the shipping brokers for the Company’s fleet. Aquavita International received commissions of approximately $0 and $0 and $30 and $0 for the three and six month periods ended June 30, 2007 and 2006, respectively.
11. Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)
Numerator
Net income (loss)	$1,710	$(603)	$2,623	$(2,258)
Basic earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100	6,290,100	6,290,100
Diluted earnings per share:
Weighted average common shares outstanding	6,290,100	6,290,100	6,290,100	6,290,100

Dilutive potential common shares
Options	47,372	—	9,029	—
Warrants	583,578	—	177,186	—
Dilutive effect	630,950	—	186,215	—

Weighted average common shares diluted	6,921,050	—	6,476,315	—

Basic earnings/(loss) per common share	$0.27	$(0.10)	$0.42	$(0.36)
Diluted earnings/(loss) per common share	$0.25	$(0.10)	$0.41	$(0.36)

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
The 12,500 Series A Units and 65,000 Series B Units, issuable upon exercise of the purchase option granted to HCFP Brenner Securities LLC, the lead underwriter for the initial public offering of the common stock of the Company’s predecessor (“HCFP”), for shares and warrants, were excluded from computing the diluted earnings per share of the Company for the three and six months ended June 30, 2006 because their effect was anti-dilutive as there was a net loss. The impact of these instruments was anti-dilutive for the three and six months ended June 30, 2007 as well because the share price was lower than the exercise price of the warrants.
The outstanding options granted to the Company’s executive officers (see Note 13) as well as the Company’s Class A warrants, Class B warrants and publicly traded warrants were dilutive for the three and six months ended June 30, 2007 because the average market price of the Company’s common stock was greater than the exercise price of the options and warrants.
12. Commitments and Contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with the financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the merger (the “Transaction”) with Trinity Partners Acquisition Company Inc. (December 15, 2005) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability at its present value. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor will provide certain financial and consulting services and advice for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by the Company from the exercise of the Company’s warrants. The amounts outstanding at June 30, 2007 and December 31, 2006 are $58 and $154, respectively. The amounts are included in accrued liabilities in the accompanying condensed consolidated balance sheets.
Office space
On February 5, 2007, the Company entered into an agreement with a related party pursuant to which the Company uses office space. The annual expense under such agreement is $63 (based on an exchange rate of $1.37 to €1.00), for the first eleven months. The rent amount is adjustable annually thereafter based on the Greek consumer price index.
13. Stock-Based Compensation
FreeSeas’ Amended and Restated 2005 Stock Incentive Plan (the “Plan”) became effective on April 26, 2005, and it was amended and restated on May 24, 2006. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which were subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
Prior to January 1, 2006 the Company accounted for the Plan under SFAS No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation.”
As of January 1, 2006, the Company is recognizing stock-based compensation expense in accordance with SFAS No. 123(R).
Further, in April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who immediately prior to the closing of the Transaction owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities are the executive officers of FreeSeas. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share. These warrants were exercisable immediately upon the closing of the Transaction on December 15, 2005.
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these were considered to have been fully vested on the date of grant and expensed.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

					Options	Warrants
	Options	Warrants	Total	Exercise price	exercisable	exercisable	Total	Exercise price
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	700,000	$5.00
Options forfeited	500,000	—	500,000		333,333	—	333,333
June 30, 2007 (Unaudited)	250,000	200,000	450,000	$5.00	166,667	200,000	366,667	$5.00
Stock options granted to the Company’s executive officers have been adjusted for the exit of two officers. Options that were vested but not exercised by April 5, 2007 were forfeited and amount to 333,000, or two-thirds of the exercisable options at June 30, 2007. Options that were not vested were forfeited as of April 5, 2007 and amount to 166,000, or two-thirds of the options that were expected to vest at December 16, 2007.
As of June 30, 2007, the remaining contractual life of the options is 3.5 years and the total compensation costs related to non-vested awards not yet recognized is $46 and will be expensed in the second half of 2007. The Company did not grant any stock options during 2006 or in the first six months of 2007.
For the three and six month periods ended June 30, 2007 and 2006, total stock-based compensation expense was $25 and $216 and $50 and $379, respectively.
14. Shareholders’ Equity
In January 2007, an entity controlled by Mr. Varouxakis, the CEO, purchased an aggregate of 2,812,500 shares of the Company’s common stock and pre-existing promissory notes issued by the Company to the two other principal shareholders with an aggregate amount outstanding of $1,309. The entity controlled by the CEO simultaneously sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings Limited, a company controlled by members of the Restis family. Also, the entity controlled by the CEO sold 305,921 shares to an institutional investor. As a result of the transactions, the CEO now beneficially owns 2,248,031 shares of common stock. Immediately following the closing of these transactions, the Company’s Board of Directors appointed Mr. Varouxakis Chairman of the Board and President and elected three new independent directors. There was no impact to the total shares outstanding as a result of this transaction.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of June 30, 2007 and 2006, respectively.
15. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883). The Company believes that it qualifies for said tax exemption and therefore, no tax obligation is recorded.
16. Subsequent Events
On May 1, 2007, the Company entered into memoranda of agreement pursuant to which the Company agreed to purchase four secondhand drybulk carriers from non-affiliated parties for a total purchase price of $114,000. In accordance with the memoranda of agreement, the Company made deposits totaling $11,400 to the respective sellers of these vessels. The Company obtained the funds for the above deposits from a $5,500 draw down on the $14,000 unsecured shareholder loan described in Note 9 and $5,900 from the Company’s cash on hand, primarily from the proceeds of the sale of the M/V Free Fighter in April 2007. The acquisition of two of these vessels was subsequently cancelled on July 27, 2007 and the related deposits totaling $4,250 were refunded to the Company. The M/V Free Hero and M/V Free Jupiter were purchased on July 3, 2007 and September 5, 2007, respectively, at purchase prices of $25,250 and $47,000, respectively, as per the terms of their respective agreements. The Company has identified a new vessel, the M/V Free Goddess, of similar tonnage and return characteristics as the cancelled vessels and on August 20, 2007 entered into a memorandum of agreement with the seller, an unrelated party, pursuant to which the Company will purchase this vessel for the purchase price of $25,200, with expected delivery during October 2007. On August 25, 2007, the Company provided the seller with a deposit of $2,520 in connection with the execution of the memorandum of agreement for the M/V Free Goddess.

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
The Company financed $65,025 of the remaining purchase price of the M/V Free Hero and the M/V Free Jupiter, and anticipates financing the $22,680 of the remaining purchase price of the M/V Free Goddess, by utilizing cash on hand from operations and the following credit facilities available to the Company: (i) $68,000 senior secured loan from HSH Nordbank AG; (ii) $21,500 junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8,500 of the $14,000 unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed in Note 9 above); and (iv) an overdraft credit facility of $4,000 available from Hollandsche Bank — Unie N.V.
Upon delivery of the M/V Free Hero on July 3, 2007 and the M/V Free Jupiter on September 5, 2007, respectively, the Company paid the $65,025 remaining balance of their purchase prices, net of the deposits provided, drawing $55,600 from the above described senior and junior financing sources, the remaining $8,500 of the $14,000 unsecured shareholder loan and $900 from cash on hand from operations. For the purchase of the M/V Free Goddess, the Company intends to utilize at least $20,473 from the remainder of its existing credit facilities as described above plus $2,207 from available cash from operations, leaving $13,400 of availability under the credit facility which can be used in conjunction with new financing and internally generated cash to acquire additional, as yet unidentified, drybulk vessels in the future.
The following table details the vessels acquired or to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Hero	Handysize	24,318	1995	Marshall Islands	$25,250	July 3, 2007	Two-year time charter through December 2008/February 2009 at $14.5 per day

Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47,000	September 5, 2007
30-day time charter at $43,000 per day followed by an unscheduled dry-docking for repairs; thereafter to be delivered to a new charterer under a three-year time charter through October 2010 at $32 per day for the first year, $28 per day for the second year, and $24 per day for the third year

Free Goddess	Handysize	22,051	1995	Marshall Islands	$25,200	Expected delivery October 2007	Two-month time charter through November 2007 at $13 per day; thereafter a time charter for 22 to 25 months at $19.25 per day
On August 3, 2007, the Company filed a Registration Statement on Form F-3 under the Securities Act of 1933, as amended, (the “Securities Act”) registering the resale of: (a) 3,672,500 shares of common stock issuable upon exercise of Class W warrants (1,828,750) and Class Z warrants (1,843,750), (b) 840,834 shares of common stock currently owned by certain shareholders and 15,000 Class Z warrants currently owned by HCFP and (c) 155,000 shares of common stock and 250,000 Class W and Class Z warrants (including 255,000 shares of Freeseas common stock issuable upon exercise of such warrants) included in the Series A units

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
and Series B units that may be purchased by HCFP. As of September 26, 2007, a total of 511,805 Class W and Class Z warrants had been exercised resulting in aggregate net proceeds of $2,431 to the Company. The Company issued 511,805 shares of common stock in accordance with the terms of such warrants in connection with such exercises.
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a firm underwriting public offering of the Company’s common stock.
On August 14, 2007, the Company received a letter from counsel representing two former executive officers of the Company alleging that the Form F-3 filed on August 3, 2007 mistated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their employment with the Company. The Company has responded that it believes that these options expired unexercised pursuant to the Plan (see Note 13—Stock-Based Compensation) and intends to vigorously defend its position.
On August 28, 2007, the Company received a binding offer for a senior secured credit facility from Credit Suisse in the aggregate amount of $87,000, consisting of a $48,700 loan to finance or refinance, as appropriate, up to 50% of the purchase price of the M/V Free Hero, the M/V Free Jupiter, and the M/V Free Goddess and a $38,300 facility for the purchase of additional vessels.
On September 21, 2007, one of the Company’s vessels, the M/V Free Jupiter, ran aground off the coast of the Philippines. Operations to re-float the vessel are underway and, once completed, it is anticipated that the M/V Free Jupiter will complete its current time charter and undergo an unscheduled dry-docking for repairs. The Company expects that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. The vessel will be out of service for a period following the anticipated completion of its current 30-day time charter while the repairs are completed. At the present time, we are not able to accurately estimate the period the vessel will be out of service or the impact the dry-docking will have on our results of operations.